Exhibit (a)(5)(Q)

Dear all,

As publicly announced on August 7, 2023, Renesas proposes to make an all-cash offer to acquire all of the outstanding shares of Sequans (the “Offer”) for a price of $3.03 per ADS (i.e. $0.7575 per ordinary share, each ADS representing four ordinary shares).

The Offer values Sequans at approximately $249 million, including net debt, and is expected to close by the first quarter of calendar year 2024, subject to the satisfaction or waiver of the closing conditions of the Offer.

Assuming the completion of the transaction, Sequans will become a privately held company and Sequans’ ADSs will no longer be listed on any public market.

Please note that the works council (comité social et économique) delivered its favorable opinion (avis) on the Offer on August 10, 2023.

On August 15, 2023, the board of directors considered that the Offer is in the best interests of Sequans, its employees and shareholders, including holders of ADSs, and fair to Sequans’ shareholders and holders of ADSs. Furthermore, the board of directors recommended that Sequans’ shareholders and holders of ADSs accept the Offer and tender their ordinary shares and ADSs pursuant to the Offer.

We are hereby writing to you to inform you that Renesas and Sequans have discussed about specific arrangements with respect to certain of your equity awards. Such arrangements, which depend on the nature of your equity awards (stock options, restricted stock units, warrants/BSA) and your jurisdiction of residence are further described in the enclosed letter.

We urge you to review the enclosed letter and attachments in order to understand what may happen to your equity awards if you decide to sign the enclosed arrangements. We also urge you to consult with your personal counsel to get full understanding of the enclosed proposals and their personal, financial, legal and tax consequences given your own circumstances.

[Paragraph to be inserted for all US, Taiwan, Singapore, Israel, Finland and Hong Kong employees] If you agree with the terms of the enclosed documents, we would be grateful if you could, as soon as possible and in any event before 9 January 2024, 11:59pm (NYC time), sign the equity award cancellation agreement, a form of which is appended to the attached cover letter, using the DocuSign link you will receive today from the law firm Orrick.

[Paragraph to be inserted for France employees only] If you agree with the terms of the enclosed documents, we would be grateful if you could, as soon as possible and in any event before 9 January 2024, 11:59pm (NYC time):

1.	sign the liquidity agreement, a form of which is appended to the attached cover letter, using the DocuSign link you will receive today from the law firm Orrick; and

2.

if you hold Unsellable Company Shares only, sign the cancellation form, a form of which is also appended to the attached cover letter, with a “wet ink signature”. In order to do so, holders of Unsellable Company Shares will soon receive a second email containing their individualized cancellation form (with all individualized information included). Such holders shall print and sign with “wet ink” this form, and then shall (i) send a copy of this signed form by e-mail to [●] and (ii) send the original signed document to [●].

[Paragraph to be inserted for UK employees only] If you agree with the terms of the enclosed documents, we would be grateful if you could, as soon as possible and in any event before 9 January 2024, 11:59pm (NYC time):

1.	sign the equity award cancellation agreement, a form of which is appended to the attached cover letter, using the DocuSign link you will receive today from the law firm Orrick; and

2.

sign the deed of surrender, a form of which is also appended to the attached cover letter, using the second DocuSign link you will receive today from the law firm Orrick, it being specified that you will need to sign such document in the presence of a witness. In order to ease this process, we have asked Ms. Miranda Puttock to act as primary witness and Mr. Thomas Winieki to act as back-up witnesses for all UK employees (only one witness is required for your signature). Please reach out to Miranda or, alternatively, to Thomas, to sign this second DocuSign link and DO NOT SIGN this second DocuSign link without the presence of one of them.

[Paragraph to be inserted for all BSA holders except Zvi SLONIMSKY] If you agree with the terms of the enclosed documents, we would be grateful if you could, as soon as possible and in any event before 9 January 2024, 11:59pm (NYC time), sign the BSA warrant cancellation and exercise agreement, a form of which is appended to the attached cover letter. In order to do so and depending on the BSAs you hold, some BSA holders will soon receive a DocuSign link, sent by the law firm Orrick, that they shall sign, while others will soon receive a second email containing their individualized BSA warrant cancellation and exercise agreement (with all individualized information included). For those receiving such email, they shall print and sign with “wet ink” this agreement, and then shall (i) send a copy of this signed agreement by e-mail to [●] and (ii) send the original signed document to [●].

We remain at your disposal shall you have any question.

Kind regards,